STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

August 27, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters
(File Nos. 333-189732 and 811-22859)

Dear Ms. Dubey:

On behalf of O'Connor Fund of Funds: Masters (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") as EDGAR correspondence are revised drafts of the Fund's prospectus (the "Prospectus") and statement of additional information ("SAI"), marked to show changes from the versions thereof included in the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "Registration Statement"), filed on July 1, 2013.  These changes consist of those made in response to comments of the staff (the "Staff") of the Commission relating to the Registration Statement, that were provided to me by Ms. Anu Dubey of the Staff by letter dated July 26, 2013 and by telephone on August 21, 2013, as well as various stylistic changes and disclosure clarifications.

We wish to note that Ernst & Young LLP, the Fund's independent registered public accounting firm, has not yet completed its audit of the Fund's financial statements and, therefore, the revised drafts of the SAI and the Prospectus filed herewith do not yet incorporate the Fund's audited financial statements and the summary financial highlights derived therefrom, respectively.  We intend to file with the Commission, later this week, Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment"), which will include all outstanding information, and to seek acceleration of the effectiveness of the Amendment to September 3, or as soon thereafter as practicable.

Should you have any questions, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik